Filed Pursuant to Rule 433

Registration File No. 333-263244

Supplementing the Preliminary

Prospectus Supplement

dated May 15, 2023

PRICING TERM SHEET

THE AES CORPORATION

May 15, 2023

$900,000,000 5.450% Senior Notes due 2028

Summary of Terms

Issuer:	The AES Corporation

Issue:	Senior Notes

Maturity:	June 1, 2028

Principal Amount:	$900,000,000

Price to Public:	99.940%

Coupon (Interest Rate):	5.450%

Yield to Maturity:	5.463%

Spread to Benchmark Treasury:	T + 200 bps

Benchmark Treasury:	UST 3.500% due April 30, 2028

Interest Payment Dates:	June 1 and December 1, commencing on December 1, 2023

Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, the Issuer will be required to offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to, but not including, the date of repurchase.

Optional Redemption:

Prior to May 1, 2028 (one month prior to their maturity date) the Issuer may redeem the notes in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on May 1, 2028) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points, each less (b) interest accrued to the date of redemption and

(2)   100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after May 1, 2028 (one month prior to their maturity date), the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. SMBC Nikko Securities America, Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc.

Joint Bookrunners:	BofA Securities, Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC Morgan Stanley & Co. LLC Santander US Capital Markets LLC

Co-Managers:	CIBC World Markets Corp. HSBC Securities (USA) Inc. Natixis Securities Americas LLC SG Americas Securities, LLC Wells Fargo Securities, LLC

Trade Date:	May 15, 2023

Settlement Date (T+2):	May 17, 2023

CUSIP / ISIN:	00130HCH6 / US00130HCH66

The information in this communication supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with such information. Other information presented in the preliminary prospectus supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 Attn: Investment Grade Syndicate Desk or Barclays Capital Inc., 745 Seventh Avenue, New York, New York 10019 Attn: Syndicate Registration.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.